 CERTIFICATE OF QUALIFIED PERSON

Allan E. Armitage, Ph.D., P.Geo.

I, Allan E. Armitage, Ph.D., P.Geo., certify that:

1. I am a Senior Resource Geologist with SGS Canada Inc., with an office address of 10 de la Seigneurie E Blvd., Unit 203 Blainville, QC, Canada, J7C 3V5.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I am a graduate of Acadia University having obtained a Bachelor of Science (Honors) degree in Geology in 1989, a graduate of Laurentian University having obtained a Master of Science degree in Geology in 1992 and a graduate of the University of Western Ontario having obtained a Doctor of Philosophy in Geology in 1998.

4. I am a member in good standing of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (P.Geo.) (License No. 64456; 1999), the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo.) (Licence No. 38144; 2012), the Professional Geoscientists Ontario (P.Geo.) (Licence No. 2829; 2017), and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (NAPEG) (License No. L4375: 2019).

5. I have practiced my profession continuously for over 39 years. From 1987 to 1996, I worked as a geologist during every field season (May to October). Since March 1997, I have been continuously employed as a geologist and have been involved in mineral exploration and resource modeling since 1991, across all stages of production - from grassroots to advanced exploration stages, including producing mines. My work has included mineral resource estimation and mineral resource and mineral reserve auditing since 2006, both in Canada and internationally. I have extensive experience in Archean and Proterozoic load gold deposits, volcanic and sediment hosted base metal massive sulphide deposits, porphyry copper-gold-silver deposits, low and intermediate sulphidation epithermal gold and silver deposits, magmatic Ni-Cu-PGE deposits, and unconformity- and sandstone-hosted uranium deposits.

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have conducted three site visits to the Property. I conducted a site visit to the Project on May 29, 2023, a second site visit November 6 to November 8, 2023, and a third site visit on May 23, 2024.

8. I am an author of the Technical Report and responsible for Sections 1.2, 1.6, 1.11, 2.4.3, 3.1, 4, 8, 12.3, 12.5.1, 14, 23, 25.2, 25.6, 25.16.1.1, 25.16.2.1, 26.2, and 27. I have reviewed these sections and accept professional responsibility for these sections of the Technical Report.

9. I am independent of the Vizsla Silver Corp. as described in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/Allan E. Armitage
Allan E. Armitage, Ph.D., P.Geo.